December 27, 2018

John Stickel
Justin Dobbie
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:    Las Vegas Railway Express, Inc. Amendment No. 3 to Offering Statement on Form  1-A File No. 024-10838

Dear John:

On behalf of United Rail, Inc. (the "Company"), we respond as follows to the Staff's comment letter, dated December 21, 2018, relating to the above-captioned Offering Statement on Form 1-A ("Offering Statement").

Please note that for the Staff's convenience, we have recited each of the Staff's comments in italics and provided the Company's response to each comment immediately thereafter.

Amendment No. 3 to Offering Statement on Form 1-A General

1.
We note your response to our prior comment 1 that the company properly suspended its Section 15(d) reporting obligations and we reissue the comment. Please provide us with the basis for this conclusion. In that regard, we note that the company stated that it had 345 holders of record as of July 8, 2015. Refer to Section 15(d)(1) of the Exchange Act.

United Rail, Inc. was formerly known as Las Vegas Railway Express, Inc. On January 26, 2018, Las Vegas Railway Express, Inc. filed a Certificate of Amendment of Certificate of Incorporation with the Secretary of State of Nevada to effect a 1-for-1,000 reverse split of the Company's issued and outstanding shares of common stock (the "Reverse Stock Split") and the name change from Las Vegas Railway Express, Inc. to United Rail, Inc. The Company notified the Financial Industry Regulatory Authority ("FINRA") of the Reverse Stock and Name Change. The Reverse Stock Split and Name Change were effective on October 15, 2018 with respective FINRA approval.

The company reconciled their shareholder list with its transfer agent and consolidated duplicate names and eliminated cancelled shares.

As reported by the transfer agent, these changes reduced the number of shareholders in the Company to 276 and this was the number of shareholders since 2015. The company overstated the shareholder count which has been now corrected.

Thus, at the end of this fiscal year, the Company will satisfy the criteria of Section 15(d)(1). The Company may then proceed, when the offering is qualified, to offer securities under Regulation A.

The Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (702) 481-2343 with any questions.

Sincerely,

/s/Michael Barron